BYLINE BANCORP, INC.

180 North LaSalle Street, Suite 300

Chicago, IL 60601

April 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: John Stickel

Re:	Byline Bancorp, Inc.

Registration Statement on Form S-4 (Registration Number 333-269919)

Request for Acceleration of Effectiveness

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, Byline Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-269919), as amended, to April 25, 2023 at 4:00 p.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Alberto J. Paracchini
Alberto J. Paracchini
President